Exhibit 12(a)

							As of and for the nine
	As of an for the years						months ended
	ended October 31,						July 31,
	2006		2007		2008		2008		2009
	(U.S. dollars in millions)
Ratio of earnings to fixed charges:
Earnings:
Pretax income from continuing operations	$207.9		$211.6		$311.9		$229.6		$75.2
Fixed charges	36.1		47.2		52.3		38.5		38.9
Amortization of capitalized interest	0.7		0.6		0.5		0.5		0.5
Distributed income of equity investees	—		—		—		—		—
Less interest capitalized	(0.1)		(1.7)		(2.7)		(0.3)		(1.2)
Less minority interest	(1.9)		(1.7)		(3.9)		(2.1)		(2.4)

	$242.7		$256.0		$358.1		$266.1		$111.0

Fixed charges
Interest expensed*	$36.0		$45.5		$49.6		$38.2		$37.7
Interest capitalized	0.1		1.7		2.7		0.3		1.2

	$36.1		$47.2		$52.3		$38.5		$38.9

Ratio of earnings to fixed charges	6.7	x	5.4	x	6.8	x	6.9	x	2.9	x

*	Included amortization of capitalized expenses related to indebtedness.